
namecoach

INVEST IN **NAMECOACH**

Making name pronunciation flawless with voice AI

cloud.name-coach.com Palo Alto, CA

Technology | Notable Angel | B2B | SaaS | B2C

Highlights

Tier 1 VC-Backed
Raised $250K or more from a top-tier venture firm

$1M+ Revenue
Earned over the last 12 months

1 Backed by Peter Thiel's Founders Fund, Stanford's StartX, Impact America Fund &

1 other Tier 1 VCs

2 Same investors as OpenAI, Anthropic, Spotify, Oura Ring, Facebook, and Airbnb

3 $4M+ annual recurring revenue (ARR) with 90%+ gross profit margin

4 400+ B2B customers and partners including WNBA, Proctor & Gamble & The American Medical Association

5 4M+ users connected through Salesforce, Outlook, Teams and Canvas

6 World-class leadership from Harvard, Stanford, Cambridge, Coca-Cola, Amazon, American Express

7 Kingscrowd Top Deal + direct investment

8 $100B opportunity in broader Voice AI space

Featured Investors

Founders Fund

Invested $1,244,000

Follow

"Leading VC created by Peter Thiel, Ken Howery, and Luke Nosek. Early investors in Open AI, SpaceX, Facebook, Airbnb, Spotify, Lyft, Postmates, Figma, and Asana."

640 Oxford

Invested $400,000

Follow

Early-stage venture fund relentless in our pursuit to find and empower brilliant founders.

"At 640 Oxford, we back visionary founders who are not just experts in their field but are driven to reshape it. Namecoach exemplifies this—starting with a simple yet deeply impactful solution to ensure names are pronounced correctly, and now expanding its expertise into the broader Voice AI space. With a founder who deeply understands the intersection of technology, communication, and personalization, Namecoach is poised to drive innovation in how AI enhances human interactions. We're excited to support them on this journey, not just today, but for the long haul."

View Investment Memo

Metaplanet Holdings

Invested $1,000,000 ⓘ

Follow

Notable Investor
Making long-term bets on novel, contrarian, and evidence based innovation that could produce an outsized return for the benefit of humankind. Investments include Anthropic and Oura.
crunchbase.com

"We invested in Namecoach because we believe in mission-driven founders who combine grit with a long-term vision. Their work in making communication more personal, respectful, and meaningful aligns with our view that technology should advance social good. The team's dedication to solving a real, overlooked problem is exactly what we look for in transformative companies."

Stanford Angels & Entrepreneurs

Invested $966,000 ⓘ

Follow

"A network of Stanford alumni and faculty that supports entrepreneurs with connections, mentorship, and investment. Early investor in SoFi ($3.4B in funding and IPO) and Zum (unicorn)."

Stanford Start X Fund

Invested $375,000 ⓘ

Follow

"The startup accelerator, fellowship, and community for Stanford students, professors, and alumni. Early investors in Life360 (IPO), Lime, and Patreon."

Impact America Fund

Invested $4,000,000 ⓘ

Follow

"We believe that systemic change can be as simple as saying someone's name right. Names are a threshold to opportunity in every domain of our lives. When we get names wrong or avoid them for fear that we might, those doors are closed for us and for others. That's something our investment team knows intimately. Namecoach's solution is easy to use, built on a strong technical foundation, and their progress and market opportunity in a globally interconnected world is undeniable."

Authentic Ventures

Invested $2,532,500 ⓘ

Follow

"As technology facilitates more digital and automated interactions, the need for products that facilitate personalization is growing. NameCoach's proprietary technology ensures that every "first touch" with customers, employees and stakeholders is accurate. Led by an impressive and mission driven team, we're excited about NameCoach's vision and trajectory."

AI Sprouts

Invested $250,000 ⓘ

Follow

Connected venture capital for bold entrepreneurs building breakthrough AI. Exits to McDonalds and Stripe.

"At AiSprouts, we are committed to investing in AI technologies that drive meaningful impact. Namecoach is leveraging Voice AI to ensure accurate name pronunciation, enhance human interactions, and foster more inclusive communication. This marks just the beginning of a future where AI-driven voice technology transforms the way we connect. We are proud to support the team on their journey."

GTM Fund

Invested $100,000 ⓘ

Follow

"At GTMFund, we invest in companies that not only build innovative products but also create real revenue opportunities. Namecoach is already transforming enterprise communication with AI-powered name pronunciation, driving inclusion and personalization at scale. The opportunities across industries are immense, and the potential impact on sales and customer experience is especially compelling. By expanding its AI-driven solutions, Namecoach is unlocking even greater market potential. Personalized, intelligent voice interactions are the future of customer engagement, and Namecoach is poised to be a market leader. We're excited to support their mission and growth."

Kingscrowd Capital

Invested $10,000

Follow

Kingscrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"Namecoach represents a pioneering player in an emerging intersection of AI and human etiquette, with meaningful traction and a clear path to scale. Its investment proposition is underpinned by strong alignment with current cultural and technological trends, making interactions more human through technology."

View Investment Memo

Other investors include Asymmetry Ventures Notable , Cliff Higgerson & 67 more

Our Team



Praveen Shanbhag Founder & CEO

Tech innovator and culture builder. Former White House Science & Tech Analyst, Stanford Lecturer, National Academy of Sciences Fellow, and Senior Analyst at Advisory Board. Harvard BA. Columbia MA. Cambridge MPhil. Stanford PhD.



John Merrells Engineering & Product Advisor

Award winning startup veteran and seasoned software engineer. 16 exits worth $8.3B+. Mentor at StartX and advisor to unicorns including Andela and Synack. Former AOL, and Sun Microsystems executive. University of Hertfordshire Computer Science BS.



Flavio Cruz Head of Finance and Operations

Corporate strategy and finance expert. Former Coca-Cola, Ericsson, and BAT executive. Led R&D Software Engineering program for a 150 person team. Audited $28B merger. University of Cambridge MBA.



Jon Lacivita Head of Growth

Growth strategist & acquisition expert. Scaled sales from $0 to $10M as VP of Business Development at Proctorio (bootstrapped). Former Sales/Collections Training Lead at American Express. Boston College BS. Babson College MBA.



Fabricio Bellesa Head of Engineering

Engineering leader and product visionary. Scaled PicPay from 30 to 1,000 engineers as Brazil's largest digital wallet. Managed a $6M budget. Delivered 30+ products. Expert in microservices. Instituto Federal do Espírito Santo BS.



Jon Olsen Director of Design

Creative problem solver and UX/UI visionary. Spearheaded AI-assisted Namecoach for Events launch. Pivotal roles in Edtech at Proctorio and ASU online. Built GreenBean, a custom cross-platform game engine. Arizona State University BA.



Zac Whitney Principal Product Manager & Data Specialist

AI innovator and product wiz. Led feature development across several domains for Amazon Alexa devices, and accelerated feature deployment by 85%. Scaled AWS Tokyo Executive Briefing Program, drove revenue from $5M to $70M in 3 years. Williams College BA.

Why Namecoach?


namecoach

Namecoach is an AI-powered platform that delivers accurate audio name pronunciations, every time.

Namecoach is building the next essential layer for human and AI communication — starting with names, and expanding to set a global standard for culturally aware, personalized connection.

Every day, millions of personal and professional interactions falter at the first word: a mispronounced name. Trust erodes. Belonging fractures. Opportunity evaporates.

Namecoach is first solving this overlooked, universal problem — with an award-winning AI system that embeds accurate audio

pronunciations and automated phonetic guides directly into the tools people use every day.

Backed by leading investors behind Anthropic, OpenAI, Airbnb, Meta, and Oura Ring, **Namecoach is building the trusted infrastructure that will power humanized connection at global scale — for people and for AI.**

Backed by the biggest names in AI and venture capital

Stanford Angels and Entrepreneurs · Stanford StartX · Founders Fund · Impact America Fund

metaplanet. · AiSprouts.vc · The MBA Fund · GTMfund

ENGAGE · Authentic Ventures · Forefront Venture Partners · TXV Partners

Backed by the same investors fueling the world's most transformative AI companies.

Already adopted by 400+ organizations — including top universities and Fortune 500 companies —Namecoach proves that mastering a single, overlooked, universal pain point can unlock extraordinary enterprise value.

P&G · Stanford University · TRAVELERS

And with strong business fundamentals, we're delivering practical, compounding value to over 4 million users — and counting.

$4M+ ARR	**$100K** From our largest ARR contract
90%+ Gross profit margin	**$30K** ACV for enterprise

4M+
Users

400+
B2B customers



But names are just the beginning.

Our patented AI system — powered by the world's largest verified dataset of name pronunciations — is already expanding into voice-driven communication, cultural personalization, and global AI infrastructure.

infrastructure.

With voice interfaces becoming the next dominant human-computer interface, Namecoach is building a strategic wedge into the $100B+ Voice AI and Conversational AI markets.

It's the combination of proven product-market fit today — and inevitable platform expansion tomorrow — that's bringing top retail investors into this round as we open access to our broader community.

Top retail investment platforms invested in this round


"One of the highest profit margin businesses I've analyzed."
- Kevin Fulmer
CROWDSCALE

We were honored to be featured — and directly invested in — by Crowdscale, a premiere outlet focused on "startup investing for the masses." Crowdscale highlighted our exceptional gross margins, our ever-improving machine learning models, and our massive growth potential as a strong case for investment.

Top Deal

4.7

KINGSCROWD

We're also proud to have been named a **Top Deal by Kingscrowd** — the leading private markets investment research platform — following extensive diligence from their team, who subsequently made a direct investment themselves.

An Astoundingly Widespread Problem

These investors are betting our on growth, in part because our traction so far is just scratching the surface.

We did the research — and the math — and found that name pronunciation itself turns out to be an astoundingly large, massively overlooked problem space.

Every day there are 143 million attempts at unfamiliar names made

There are over 30 million distinct names used around the world — vastly exceeding the vocabulary of any language. And with 80% of them having multiple valid pronunciations, it's no surprise how often they're said wrong.

In an increasingly diverse and connected world, mispronunciations have become a daily, universal friction point — cutting across education, business, healthcare, and society.

Mispronunciations are destroying connections before they can even start



143 million attempts every day



30 million names **mispronounced** daily

Even the most well-meaning professionals — from teachers to sales reps to doctors — regularly get them wrong, often without realizing the damage done.

The consequences are immediate:

- Trust erodes,
- Engagement drops,
- Relationships weaken.

- Opportunities vanish.

Research from MIT confirms it:

When individuals' names are repeatedly mispronounced, they experience lower confidence and diminished engagement — with cascading effects on team dynamics, learning outcomes, customer rapport, and business success.

And our own surveys show the costs from the other side — the perspective of the professionals themselves:

- 10% of sales professionals have lost a deal due to mispronouncing a customer's name
- 22% said they didn't introduce someone because they didn't know how to say their name.
- 13% didn't call on someone in a meeting because they didn't know how to pronounce their name.

Beyond numbers and deals, name mispronunciation strikes at identity itself, which is why the emotional impact runs even deeper. Our partners at Procter & Gamble captured the human significance powerfully in a moving short video:


P&G
The Name Stories: Phenphan - P&G | The Name
Copy link
I am
PHENPHAN
(PEN/PENNIE)
KITTHAJAROENCHAI
(pen-pahn keet-tā-jah-rō-en-chai)
#OurNamesBelong


Watch on YouTube

> Names are deeply personal, and getting them wrong can feel dismissive or disrespectful, even when unintentional.

Across industries and life stages, people internalize name mispronunciations as signals of disrespect and exclusion — causing real harm to belonging, identity, and connection.

Mispronunciations aren't small glitches. They are deeply consequential pain points — happening so often that many people have simply resigned themselves to them.

The Namecoach Solution

Our award-winning product is best-in-class

Namecoach seamlessly embeds pronunciation intelligence into the daily tools people use to connect — across education, business, and beyond.

We make it effortless to get names right — and in doing so, we unlock trust, connection, and opportunity at every point of communication.


salesforce
CANVAS
Name Pronunciation
namecoach
Sandhya


zoom
Google
Workspace

Namecoach integrates into daily communication workflows.


Account
Admin
Dashboard
Courses
Calendar
Inbox
History
Help
DES101 › Namecoach
Home
Announcements
Assignments
Discussions
Grades
People
Namecoach
Settings
namecoach
Your information for Design 101
Cinta Annisa
Edit my info
People in Design 101
2 people have verified their pronunciations
Name or Email
Name / Email
Last Name
Name Pronunciation
All
Actions
Aisha Al-Mansoori
Carlos Ramirez
Sophie Reynolds
Show entries per page
10

Namecoach AI in the Canvas Learning Management System

No complex training or onboarding. No disruption to existing workflows.

Just accurate pronunciations — instantly accessible whenever it's needed and where users already are, inside tools like Salesforce, Outlook, Zoom, Canvas, and more.

Prestigious awards highlight our transformative impact on personalization

2023 Marcom Gold Winner

AI Solution Finalist

Best AI/Machine Learning App

Best Text-to-speech Solution 2023

Our patented, award-winning AI system combines:

- **Verified audio pronunciations and recordings** from real users,
- **The world's largest dataset** of verified name pronunciations,
- **Contextual metadata** (like nationality, language, gender, and location) to predict the most accurate and personalized pronunciation for each individual.

This allows us to deliver culturally aware, confidence-inspiring pronunciation recommendations — even when a name has multiple genuine variations.

As more users engage, the system continually gets better:

- Every user-contributed or user-verified pronunciation expands our proprietary dataset,
- Every interaction improves our AI's accuracy and contextual intelligence,
- Every new integration expands our reach and strengthens our stickiness

These natural network effects create a self-reinforcing flywheel of continuously increasing accuracy, coverage, and defensibility:

More users → Better data → Smarter AI → More users


Continuously Improving AI Models
Virtuous data loop creates escape velocity for accurate, context-aware name pronunciations
Platform Ubiquity
Pronunciations surfaced everywhere needed in workflows & synced across platforms
Expanding, User-Driven Dataset
Ever-expanding proprietary pipelines of user-verified pronunciations and metadata
namecoach

Namecoach's Data, AI, and User Network Effect

The Next Frontier of Enterprise Value

Investors, startups, and global corporations alike are now asking: **Where will the next generation of enterprise value be built in an AI-first world?**

Parul Singh of Initialized Capital captured the answer precisely:

It won't come from model size or tech differentiation — but from productizing overlooked and hard-to-collect data "earned through workflow integration, patient data collection, and relentless operational grind":


"The sharp investors I know are asking a different set of questions:
What feedback loop are you capturing?

What signal improves with every user interaction?

Because the next $10B outcome? It probably won't come from another chatbot. It'll come from a startup quietly logging overlooked signals from workflows you've never seen— until suddenly, they're the only ones with the data that matters."

- Parul Singh, Initialized Capital, "The next $10B AI company will own the weirdest data"

This has been part of Namecoach's strategy from Day One.

Before AI became the dominant paradigm, we were already **building the data foundation others would need** — a high-trust, real-world personalization dataset earned through real user engagement.

As voice interfaces, personalization engines, and conversational AI systems scale, Namecoach is positioned as the trusted, privacy-first infrastructure layer that humanizes digital interaction — and powers a wide array of durable, high-margin revenue streams.

We aren't adapting to the AI era. We were built for it.

Our Expanding Business Model

Namecoach is scaling through a multi-channel, deeply defensible business model — built for capital-efficient hypergrowth.

Today, we drive strong revenue through B2B SaaS annual subscriptions across:

- Higher Education (colleges, universities, K-12 districts),
- Corporate (SMB's, Enterprise, global organizations).

But that's just the first layer, and we're expanding across multiple powerful growth vectors.

NameCoach has multiple revenue paths:

CURRENT STATE

1.
B2B subscriptions that drive annual recurring revenue

FUTURE STATE

2.
B2C freemium offerings with premium product upgrades

3.
Licensing our proprietary pronunciation system to AI companies

4.
Usage-based revenue from API usage in 3rd party platforms

1. B2B SaaS

Namecoach is embedded into core workflows at leading organizations, driving strong gross margins and natural expansion.

A key near-term growth engine:

Namecoach AI for Events — already setting the new standard globally, our innovative platform for 100% accurate name pronunciation at graduations and major events supports a range of event options from live announcers to AI-synthesized audio.

2. Product-Led Growth

Inspired by strategies used by breakout companies like Grammarly, we are rapidly expanding our direct-to-user adoption channels.

Our growing suite of free tools — including our Chrome extension, Pronunciation Search platform, and Personal Namebadges — allows individuals to experience the power of Namecoach effortlessly, laying the foundation for:

- Viral organic growth,
- Bottom-up institutional adoption,
- Freemium-to-paid conversion

This **product-led growth motion enables revenue acceleration through mass adoption and upselling.**

3. API for 3rd Party Communication Tools

Our API enables third-party developers to integrate Namecoach functionality into their communication platforms — from sales enablement tools to learning management systems and enterprise communication software — **unlocking usage-based revenue and embedding us deeper into digital communication ecosystems.**

(Think: the Twilio of personalized communication.)

4. Voice AI Licensing

As Voice AI adoption accelerates, Namecoach's proprietary pronunciation system is uniquely positioned to become **the trusted layer of personalization** for:

- AI model platforms
- Conversational AI systems
- Voice agents

Licensing our pronunciation technology helps humanize AI interactions — creating a major new line of scalable, high-margin revenue.

Positioned for Disciplined Hypergrowth

Positioned for Disciplined Hypergrowth

With complementary growth vectors accelerating, Namecoach is positioned to:

- **Scale to $10M+ ARR within 18-24 months**
- **Expand embedded adoption across education, enterprise, and platform ecosystems**
- **Establish a foundational presence in the $100B+ Voice AI market**

New strategic partnerships with major tech platforms — now in finalization — are projected to generate up to **$14M in incremental ARR** over the next three years.

And while scaling aggressively across these vectors, **our financial model is built for durability** — targeting a **Rule of 40 profile** as a minimum benchmark for operational discipline.

We are building not just for growth, but for lasting leadership in the personalization layer of human and AI communication.


We're on a clear strategic path to $20M by 2027
$3M-$5M incremental ARR, driven by freemium revenue from key tech partnership being finalized now
$18,910,000
$11,475,000
$1.5M-$2M incremental ARR from continued core business growth + Namecoach AI for Events
ARR


Ending
$6,275,000
$6M-$8M incremental
ARR through expanded
parnterships and
validated new use cases
2025
2026
2027

Forward-looking financials are not guaranteed.

How Big Can Our Market Get?

Namecoach is already addressing a massive, overlooked market — and expanding into one of the largest technology opportunities of the decade.


Name Pronunciation
$11B
Voice AI
$100B

From a critical but overlooked starting point to a transformational AI opportunity.

Through detailed bottom-up analysis of current contracts, inbound demand, and future use cases, we've validated that name mispronunciation alone represents an $11B+ total annual revenue opportunity across:

- Universities and K-12 schools,
- Corporate HR and onboarding,
- Sales, customer service, and call centers,
- Healthcare,
- Recruiting,
- And more.

And mastering this space positions us to move into the emerging Voice AI and Conversational AI markets estimated to be $100 billion+ by 2032.

Expanding Across Communication Platforms

As we respond to customer demand and integrate Namecoach into more communication platforms across sectors, **it's becoming clear: nearly every tool that connects people can use Namecoach.**

We're expanding AI integrations across Fortune 500s and top educational institutions

HEALTHCARE/EMR

CRM

MESSAGING


Cerner
athena health
Epic
and more...
salesforce
ZOHO
copper
HubSpot
pipedrive
SAP CRM
Microsoft Dynamics 365
zendesk sell
and more...
Google Workspace
slack
and more...
UCAAS/CCAAS/DIALERS
NICE
KIXIE
AVAYA
CONNECT LEADER
RingCentral
groove
and more...
CRM
Outreach
Salesloft.
CHORUS
CallMiner
GONG
and more...
ATS
bambooHR
greenhouse
Bullhorn
LEVER
JOBVITE
and more...
CONFERENCE
Google Meet
zoom
Microsoft Teams
Highfive
lifesize
GoToMeeting
UberConference
BlueJeans
and more...

Our near-term product roadmap focuses on delivering more value across these platforms:

- Deepening our mastery of name pronunciation across languages and accents,
- Embedding new AI-enabled features that users want across all communication tools,
- Setting the foundation for broader personalization and Voice AI capabilities.


2025
2026
Q1
Q2
Q3
Q4
Q1
Q2
Cinta Annisa
Does this pronunciation sound correct? If not, you can tell us how to say your name instead.
Not quite
Yes, that's it!
Next-Gen Namecoach AI for Events, technology for flawless
Speaker-Specific Pronunciation Guidance


commencements
Next-Gen AI Pronunciation Recommendations
Pronunciation Karaoke
Automated Phonetics 2.0
Real-time pronunciation coaching

AI Feature Roadmap. (Forward-looking statements are not guaranteed.)

Feature Highlight: Pronunciation Karaoke


Product Roadmap Highlight: Pronunciation Karao...
Watch later
Share
Lauzon
Phonetics
/ LOH - zahn /
OH as in 'no'
ah as in 'father'
Time: 0.00s | Syllable: 1
Watch on YouTube

Powering Tomorrow's Voice AI Interfaces

We're uniquely positioned to expand into the $100B Voice AI market

While expanding our presence across communication platforms, Namecoach's proprietary dataset and AI system uniquely enable us to

become an indispensable utility within the emerging voice ecosystem. Mispronunciation isn't just a human issue anymore — it's becoming a pervasive flaw across voice-driven technology.

And as voice becomes the dominant human-computer interface, Namecoach will be quietly powering personalization everywhere, behind the scenes. We are poised to become the industry standard for names across speech-related infrastructure providers, model orchestrators, and conversational AI platforms:

AI Ecosystem Layer	Example Voice AI Companies	Future Namecoach Role
ASR	Deepgram, AssemblyAI, OpenAI/Whisper	Improve name transcription and disambiguation using contextual name resolution
TTS	ElevenLabs, Cartesia, AWS, Google, Microsoft	Inject name pronunciation audio or SSML into core voice AI / voice synthesis flows
Orchestrators	Vapi, Bland, Pipecat, Voiceflow	Integrate Namecoach as a service into voice AI agent workflows and orchestration
Application Layer	Kea, Air AI, Tovie.ai, PolyAI, Parlance	Expose Namecoach as an MCP tool for AI agents to personalize name usage in real-time interactions

Beyond Names: A Proven Playbook for Building Iconic Companies

> **Building a category-defining company, following the playbook of proven tech disruptors**

Namecoach is executing a playbook that has consistently built category-defining tech companies:

Solve an overlooked problem exceptionally well, then expand into a broader, indispensable platform.

broader, indispensable platform.

This strategy has worked across industries where what initially seemed like "just a feature" became the foundation for billion-dollar platforms.

- **Grammarly** started with basic spelling and grammar checks — now it powers full written communication assistance.
- **DocuSign** started with e-signatures — now it leads the entire digital agreements ecosystem.
- **Calendly** started with scheduling — now it drives full meeting workflow automation.


grammarly
grammarly
$13B
docusign
$22B
Calendly
$3B

(Valuations for SaaS companies with comparable core product & GTM strategies)

Namecoach owns the name pronunciation layer — an overlooked but critical piece of communication.

By embedding into communication workflows and AI infrastructure, we are expanding into a much larger market: personalized, culturally intelligent communication for humans and AI.

As we grow, we are unlocking new adjacent opportunities such as:

- **Culturally intelligent prompts** (e.g., holiday and etiquette awareness),
- **Speech personalization** (accents, dialects, cultural variation),
- **Context- and identity-aware enhancements** for voice agents and human communication.


Essential participant-specific context
Do I know how to say their names?
Do I know their cultural background?
What other context do I need?
It looks like they celebrate Eid, ask them about it!
You said "Happy Eid"
Next time try, "Eid Mubarak" (means 'Blessed Eid')
Pronounced: EED mu-BAH-raek
Add new data based on your conversation?
Warriors fan
Daughter just accepted to med school
Loves celebrating Eid
Add to Profile
namecoach

Namecoach AI making context, culture, and identity aware communication suggestions (in development)

We transform communication with AI-driven personalization

Each new step in our expansion strengthens our data advantage, platform integrations, and user network effects — creating a powerful, defensible flywheel.

And as voice-driven and AI-first interfaces become the norm across customer support, sales enablement, healthcare, education, enterprise workflows, and countless other industries, trusted personalization layers like Namecoach won't just enhance user experiences — they will be critical infrastructure.

be critical infrastructure.

Namecoach is positioned to become the indispensable utility powering things like:

- **AI customer support agents** that pronounce names correctly,
- **Sales enablement tools** that adapt to client cultural expectations,
- **Enterprise voicebots** that build trust, not friction,
- **Healthtech voice interfaces** that respect patient identity and dignity.

Owning this critical layer positions us not just for growth — but for multiple high-value outcomes, including:

- **Acquisition by strategic platforms** across communication and Voice AI categories — such as Salesforce, Amazon, Microsoft, or others seeking proprietary personalization data and specialized cultural intelligence capabilities,
- **Public offering** as we expand into new markets and scale platform ubiquity.

Our model, momentum, and data advantage give us the flexibility to pursue the path that creates the most enduring impact — and the greatest value for shareholders.

We Warmly Invite You to Join Our Journey


Invest in the future of
respectful communication



Namecoach is on a mission to revolutionize how connections are made — scaling the impact we're already having globally, and enabling every interaction to be smoother, more personal, and more culturally aware.

We are a team of innovators from world-renowned organizations, educated at top-tier institutions, and with deep expertise across AI, product innovation, growth strategy, and operations. **Our team brings a proven track record of scaling startups and building technology that fosters inclusive human connection.**

We are dedicated to proving that technology companies can both **do good for the world, and do well for our stakeholders.**

This mission — and the strength of our business fundamentals — is why a powerful group of leading institutional and strategic investors have already joined us on this journey:

> **"At its core, Namecoach combines mission, technology, and market momentum. The current funding round presents an opportunity to invest in a socially impactful, venture-backed startup that has demonstrated product validation and is approaching a pivotal growth inflection."**

Now, we invite you to join us — as we build the category leader for respectful, personalized, AI-enabled communication worldwide. Together, we can create a future where every connection feels more human, more meaningful, and more trusted.

Every name honored.

Every voice understood.

Every connection made stronger.

Technology humanized — at global scale.